UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOVAVAX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

670002104

(CUSIP Number)

Amitabh Banerjee

Cadila Pharmaceuticals Ltd

Sarkhej – Dholka Road

Bhat, Ahmedabad – 382 210

Gujarat, INDIA

+91 (02718) 225001

With a Copy to:

Nicholas J. Spiliotes, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster, LLP

2000 Pennsylvania Ave. NW

Washington, DC 20004

(202) 887-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 670002104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Dr. Rajiv I. Modi
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization India
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,500,000 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 9,500,000 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 9,500,000 (see Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person (see instructions) IN

13D

CUSIP No. 670002104	Page 3 of 7

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cadila Pharmaceuticals Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization India
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,500,000 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 9,500,000 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 9,500,000 (see Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 670002104	Page 4 of 7

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Satellite Overseas (Holdings) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Isle of Man, UK
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,500,000 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 9,500,000 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 9,500,000 (see Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%
14	Type of reporting person (see instructions) OO

CUSIP No. 670002104	Page 5 of 7

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on September 30, 2009 (the Original Schedule 13D as amended, the “Schedule 13D”) relating to the common stock, par value 0.01 per share (the “Shares”), of Novavax, Inc. (the “Company”), held by Satellite Overseas (Holdings) Limited (“SOHL”). SOHL is a wholly owned subsidiary (except for directors’ qualifying shares) of Cadila Pharmaceuticals, Ltd. This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 2, by replacing it in its entirety with the following:

(a) The percentages set forth in this Item 5 are based on 208,673,064 shares of Common Stock outstanding.

SOHL is the beneficial owner of the Shares, which constitute 4.6% of the Company’s outstanding Common Stock. Dr. Modi may be deemed to control Cadila, which controls SOHL. Thus, both Dr. Modi and Cadila may be considered to have beneficial ownership of the Shares. These shares are held for convenience in the name of SOHL, Inc., as nominee for SOHL. SOHL, Inc. has no voting, dispositive or pecuniary interest in any such shares.

Item 5(c) of the Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 2, by replacing it in its entirety with the following:

(c) Transactions effected by the Reporting Persons in the Common Stock in the past sixty days are described on Annex A.

Item 5(e) of the Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 2, by replacing it in its entirety with the following:

(e) Due to the issuance of Common Stock by the issuer since the date of the Schedule 13D and the sale of Common Stock by the Reporting Persons, the percent of the class owned by the Reporting Persons decreased from 13.8% to below 5% as of the date of this Amendment No. 2.

Annex A

Sales of Common Stock on March 19-21, 2014

Set forth below is information regarding the sales of Common Stock by the Reporting Persons on March 19-21, 2014. These sales were effected as multiple open market sales executed by a broker-dealer on the Reporting Persons’ behalf.

Date	Number of Shares	Weighted Average Price per Share
3/19/14	1,000,000	$5.17	(1)
3/20/14	1,000,000	$4.99	(2)
3/21/14	1,000,000	$4.69	(3)

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares sold at each separate price on March 19-21, 2014.

[1]	Represents shares sold at prices ranging from $5.07 to $5.37 per share.
[2]	Represents shares sold at prices ranging from $4.87 to $5.19 per share.
[3]	Represents shares sold at prices ranging from $4.47 to $4.99 per share.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 21, 2014

	By:	/s/ Dr. Rajiv I. Modi
Dr. Rajiv I. Modi

CADILA PHARMACEUTICALS LTD

	By:	/s/ Dr. Rajiv I. Modi
		Name:	Dr. Rajiv I. Modi
		Title:	Managing Director

SATELLITE OVERSEAS (HOLDINGS) LIMITED

	By:	/s/ Dr. Rajiv I. Modi
		Name:	Dr. Rajiv I. Modi
		Title:	Director